SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED) – SEPTEMBER 4, 2003

ALLETE, Inc.

A Minnesota Corporation
Commission File No. 1-3548
IRS Employer Identification No. 41-0418150
30 West Superior Street
Duluth, Minnesota 55802-2093
Telephone - (218) 279-5000

ITEM 5. OTHER EVENTS AND REGULATION FD DISCLOSURE

Reference is made to the 2002 Form 10-K of ALLETE, Inc. (ALLETE) for background information on the following updates. Unless otherwise indicated, cited references are to ALLETE's 2002 Form 10-K.

Ref. Page 19. – Last Paragraph
Ref. Page 40. – Third Full Paragraph
Ref. Page 68. – Second Paragraph
Ref. Form 8-K dated March 7, 2003 and filed March 10, 2003
Ref. Form 8-K dated and filed March 14, 2003
Ref. Form 10-Q for the quarter ended March 31, 2003, Page 21. – Third Paragraph
Ref. Form 8-K dated and filed July 24, 2003
Ref. Form 8-K dated and filed August 20, 2003
Ref. Form 8-K dated and filed August 27, 2003

On September 4, 2003 ALLETE announced that its subsidiary, Florida Water Services Corporation (Florida Water), closed on the sale of its water and wastewater system serving Hillsborough County, Florida. The system has been sold to Hillsborough County for approximately $15 million.

Florida Water has been in the process of selling its assets as part of an ALLETE strategic initiative to exit its water businesses. Presently, approximately 80 percent of Florida Water's assets have been sold, or are under contract to be sold, for $394 million. These completed and contracted sales are expected to result in an after-tax gain to Florida Water of approximately $75 million and net cash proceeds of approximately $190 million, after transaction costs, retirement of Florida Water's debt and payment of income taxes. Net proceeds from these sales will be used to retire debt at ALLETE.

Florida Water continues to seek buyers for its remaining systems.

SAFE HARBOR STATEMENT
UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, ALLETE is hereby filing cautionary statements identifying important factors that could cause ALLETE's actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) made by or on behalf of ALLETE in this Form 8-K, in presentations, in response to questions or otherwise. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "anticipates," "believes," "estimates," "expects," "intends," "plans," "projects," "will likely result," "will continue" or similar expressions) are not statements of historical facts and may be forward-looking.

Forward-looking statements involve estimates, assumptions, risks and uncertainties and are qualified in their entirety by reference to, and are accompanied by, the following important factors, which are difficult to predict, contain uncertainties, are beyond the control of ALLETE and may cause actual results or outcomes to differ materially from those contained in forward-looking statements:

- war and acts of terrorism;
- prevailing governmental policies and regulatory actions, including those of the United States Congress, state legislatures, the Federal Energy Regulatory Commission, the Minnesota Public Utilities Commission, the Florida Public Service Commission, the North Carolina Utilities Commission, the Public Service Commission of Wisconsin, and various county regulators and city administrators, about allowed rates of return, financings, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of plant facilities, recovery of purchased power and capital investments, and present or prospective wholesale and retail competition (including but not limited to transmission costs) as well as general vehicle-related laws, including vehicle brokerage and auction laws;
- unanticipated impacts of restructuring initiatives in the electric industry;
- economic and geographic factors, including political and economic risks;
- changes in and compliance with environmental and safety laws and policies;
- weather conditions;
- natural disasters;
- market factors affecting supply and demand for used vehicles;
- wholesale power market conditions;
- population growth rates and demographic patterns;
- the effects of competition, including the competition for retail and wholesale customers, as well as suppliers and purchasers of vehicles;
- pricing and transportation of commodities;
- changes in tax rates or policies or in rates of inflation;
- unanticipated project delays or changes in project costs;
- unanticipated changes in operating expenses and capital expenditures;
- capital market conditions;
- competition for economic expansion or development opportunities;
- ALLETE's ability to manage expansion and integrate acquisitions; and
- the outcome of legal and administrative proceedings (whether civil or criminal) and settlements that affect the business and profitability of ALLETE.

Any forward-looking statement speaks only as of the date on which that statement is made, and ALLETE undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which that statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time and it is not possible for management to predict all of those factors, nor can it assess the impact of each of those factors on the businesses of ALLETE or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ALLETE, Inc.

September 4, 2003   /s/ James K. Vizanko
                                                                              James K. Vizanko
                                                                   Vice President, Chief Financial Officer
                                                                              and Treasurer